05037071

SE[...]MISSION
[...]ashington, D.C. 20549

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN (City) OHIO (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW KRAUS (614) 761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK and COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

10 WEST BROAD STREET, COLUMBUS, OHIO 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANDREW KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DONNA J. SMITH
NOTARY PUBLIC - OHIO
UNION COUNTY
MY COMMISSION EXPIRES 08-24-2009

Title

NOTARIAL SEAL
STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules as of December 31, 2004: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934; Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934; and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3. Under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 12, 2005

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,550,561	$ 2,421,021
Receivable from Cornerstone Capital Partners Corporation	1,134,019	210,382
Receivable from Cornerstone International Corporation	196,514	196,519
Receivable from Piano Credit Company	22,313	--
Furniture and equipment, at cost less accumulated depreciation	27,003	27,169
Other assets	119,525	109,937
Total assets	$ 3,049,935	$ 2,965,028
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 223,631	$ 192,742
Accrued compensation expense and other liabilities	221,537	479,066
Total liabilities	445,168	671,808
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding		
Additional paid-in capital	345,989	345,989
Retained earnings	2,258,778	1,947,231
Total stockholder's equity	2,604,767	2,293,220
Total liabilities and stockholder's equity	$ 3,049,935	$ 2,965,028

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003

	2004	2003
Fees and other revenue		
Underwriting fees	$ 1,426,176	$ 1,171,542
Advisory fees	--	120,425
Remarketing fees	481,881	408,124
Management and administrative fees from related company	--	586,576
Interest income	102,691	97,726
Total revenue	2,010,748	2,384,393
Expenses		
Personnel	810,070	978261
General and administrative	495,852	405,040
Financial management fees to related company	--	373,000
Marketing	172,129	267,270
Total expenses	1,478,051	2,023,571
Income before income taxes	532,697	360,822
Income tax expense	221,150	81,472
Net income	$ 311,547	$ 279,350

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2004 and 2003

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2003	850	$ 345,989	$ 1,667,881	$ 2,013,870
Net income	--	--	279,350	279,350
Balances at December 31, 2003	850	345,989	1,947,231	2,293,220
Net income	--	--	311,547	311,547
Balances at December 31, 2004	850	$ 345,989	$ 2,258,778	$ 2,604,767

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 311,547	$ 279,350
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	9,402	5,851
Increase in other assets	(9,588)	(89,593)
Decrease in accrued taxes and expenses	(226,640)	(1,573,664)
Net cash from operating activities	84,721	(1,378,056)
Cash flows from investing activities		
Purchases of furniture and equipment	(9,236)	(25,871)
Proceeds from payment of receivable from Cornerstone International Corporation	5	(196,519)
Issuance of receivable to Piano Credit Company	(22,313)	--
Issuance of receivable to Cornerstone Capital Partners Corporation	(923,637)	(210,382)
Net cash from investing activities	(955,181)	(432,772)
Cash flows from financing activities	--	--
Net increase (decrease) in cash and cash equivalents	(870,460)	(1,810,828)
Cash and cash equivalents at beginning of year	2,421,021	4,231,849
Cash and cash equivalents at end of year	$ 1,550,561	$ 2,421,021

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not operate as a clearing broker. The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in one unrelated banking institution, exceeding the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting and advisory fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially received.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $54,314 and $44,912 at December 2004 and 2003, respectively, and is depreciated using the double declining balance method over the estimated useful lives of the respective assets.

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be $250,000, which would be the minimum requirement if it carried customer accounts. At December 31, 2004 and 2003, the Company had net capital of $1,093,947 and $1,708,774, which was $843,947 and $1,458,774 in excess of required net capital, respectively. At year-end 2004, the Company's ratio of aggregate indebtedness to net capital was 40.7%.

NOTE 4 - INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2004	2003
Expected expense at statutory rate	$ 181,117	$ 122,679
State and local income taxes	54,560	29,989
Other	(14,527)	(71,196)
Total	$ 221,150	$ 81,472

The Company's deferred tax assets and liabilities are not material.

(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services, in the form of personnel and management services, to several related entities within CII. The Company only recognizes revenue to the extent actual cash is received, or will be received, from these related entities for the services provided. The related compensation expense to the employees providing the service is recognized by the Company, regardless of whether any revenue is recognized.

No fee income was recognized in 2004, as the Company will not be compensated by the related entities. The Company recognized $586,576 in management and administrative fee incurred in 2003 from other entities owned by CII. Additionally, the Company recognized $373,000 in expenses assessed by and paid to CII in 2003. No such expenses were incurred or assessed in 2004.

Additionally in 2003, the Company issued receivables to CII in the amount of $196,519 and to Cornerstone Capital Partners Corporation (CCPC), a subsidiary of CII, in the amount of $210,382.

In 2004, the Company issued additional receivables to CCPC, of $923,637 and issued receivables to Piano Credit Company, a subsidiary of CCPC in the amount of $22,313.

The Company's three officers formed GAP Leasing, LLC, which leases the Company three automobiles used by the officers. The officers reduced their salaries by the amount of the lease payments, resulting in no net effect to the Company's net income.

In 2004, the Company sold interest-only strip securities secured by third party leases to the Company's three officers for total revenue of $430,000 with no associated gain or loss.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

Net capital	
Total stockholder's equity	$ 2,604,767
Deductions and other charges	
Furniture and equipment, net	27,003
Other assets	1,472,371
Haircuts on securities - money market instruments	11,446
Net capital	$ 1,093,947
Aggregate indebtedness	
Items included in the statement of financial condition	
Accrued expenses and other liabilities	$ 445,168
Ratio: Aggregate indebtedness to net capital	40.7%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	1,093,947
Excess net capital	$ 843,947
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,049,430

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Continued)
As of December 31, 2004

Reconciliation with the Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended December 31, 2004)

Net capital, as reported in Company's unaudited Part II Focus report	$ 1,049,333
Audit adjustments*	44,614
Net capital, per above computation	$ 1,093,947

*Audit adjustments relate to inter-company activity as well as tax accruals.

CORNERSTONE CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	--
Customers' securities failed to receive		--
Credit balances in firm accounts, which are attributable to principal sales to customers		--
Other		--
TOTAL CREDIT ITEMS	$	--
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	--
TOTAL DEBIT ITEMS	$	--
RESERVE COMPUTATION		
Excess of total debits over total credits	$	--
Required deposits	$	--
Total cash or qualified securities held in a "Special Reserve Bank Account" At December 31, 2004	$	--

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

(Continued)

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 12, 2005